Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement on Form S-3 and the related Prospectus of Global Eagle Entertainment Inc. for the registration of the resale of 9,936,239 shares of its common stock and to the incorporation by reference therein of our reports dated March 17, 2016 with respect to the consolidated financial statements of Global Eagle Entertainment Inc. and the effectiveness of internal control over financial reporting of Global Eagle Entertainment Inc., included in its Annual Report on Form 10-K for the year ended December 31, 2015, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Los Angeles, California

October 11, 2016